For immediate release

Aspen and Westchester report Froelich 1-27 well test results

OKLAHOMA CITY, OKLAHOMA March 24, 2005 Aspen Group Resources Corporation (TSX:ASR) ("Aspen") and Westchester Resources Inc. (TSXV:WSR) today announced that drilling and testing operations on the Froelich 1-27 well in Stark County, North Dakota have been completed. The well was drilled to a target depth of 9,645 feet where it encountered the target formation. The well was cased and completed for testing. The initial tests of the upper portion of the formation indicated no commercial quantities of oil and gas. Under advisement of consulting geologists, the well was drilled using a service rig to a depth of 9,817 feet. Within that depth, three intervals were tested and no commercial quantities of oil and gas were encountered. In addition, a fourth interval located behind casing at approximately 9,300 feet was tested and no commercial quantities of oil and gas were encountered. The Froelich 1-27 well will be capped and abandoned. Drilling and completion and abandonment costs totaled approximately US$1.6 million.

The Froelich 1-27 well was the first in a multi-well exploration program Aspen and Westchester, through their joint venture arrangement (the "Joint Venture") entered into with Oil for America, Inc. ("OFA") in North Dakota. Although not commercially successful, the well does provide valuable geological information on the target structures and will aid the Joint Venture in selecting the next drilling location. The Joint Venture is currently in the process of securing a drilling rig for a second well, which is expected to be initiated by the end of the second quarter of 2005, depending on rig availability.

“Although the first well was not a commercial success, we are still very positive about our prospects in North Dakota,” stated Robert Calentine, CEO of Aspen. “We have an experienced team and several drilling targets in an area with a history of success. We intend to thoroughly review all the data from the Froelich 1-27 well prior to initiating operations on the second well.”

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Westchester Resources Inc. shares trade on the TSX Venture Exchange under the symbol “WSR”.

FOR FURTHER INFORMATION PLEASE CONTACT:

Aspen Group Resources Corporation

Kevin O'Connor

(877) 775-8734

koconnor@aspengroupresources.com

www.aspengroupresources.com

or

Westchester Resources Inc.

Pat DiCapo

(416) 860-1859

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. These statements are based on managements’ current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements may include, but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Joint Venture’s projects and other statements which are not historical facts. When used in this document, and in other published information of Westchester and Aspen, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are indicative of a forward-looking statement. Although Westchester and Aspen believe that their expectations reflected in the forward-looking statements are reasonable, the potential results suggested by such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  Certain factors that can affect Westchester’s and Aspen’s ability to achieve projected results are described in Aspen’s Annual Report and Form 20-F, and other reports filed by both companies with the applicable Canadian securities regulatory authorities and by Aspen with the US Securities and Exchange Commission. Factors that can affect the ability of Aspen and Westchester to achieve projected results include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, the ability of Aspen and Westchester to implement its business strategy, the potential that projects will experience technical and mechanical problems, geological conditions in the reservoir which may negatively impact levels of oil and gas production and changes in product prices and other risks not anticipated by the Joint Venture or disclosed in published material of Westchester or Aspen.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.